Exhibit 99.1

FreeSeas Announces Entering into a Term Sheet for an Investment of USD 10 million

Athens, Greece, October 22, 2013 -- FreeSeas Inc. (Nasdaq CM: FREE)(“FreeSeas'' or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of six Handysize vessels and one Handymax vessel, announced today that it has entered into a non-binding term sheet with an institutional investor (the “Investor”) for an investment of USD 10 million into the Company through the issuance of zero-dividend convertible preferred stock (“Preferred Stock”) and warrants, subject to certain terms and conditions.

Mr. Ion G. Varouxakis, Chairman, President and CEO, commented as follows: “We are particularly pleased to announce that after our recent extinguishment of bank debt amounting to USD 30 million we are now in the process of securing additional funds to be added on our balance sheet as fresh working capital and growth capital. We look forward to using such capital for the repositioning of the Company and towards executing on our plans for balance sheet turn around, and income and revenue growth.”

Upon signing the transaction documents (the “Initial Closing”), the Company will sell to the Investor $1.5 million of units, each unit consisting of (i) one share of Preferred Stock and (ii) a warrant to purchase one share of stock for every share that the Preferred Stock is convertible into. The preferred stock issued in the Initial Closing shall be convertible into common stock at the lower of (a) the closing bid price of the common stock on the day before the Initial Closing or (b) the price of the common stock on the day after the registration statement is declared effective by the Securities and Exchange Commission (“SEC”).

On the date after effectiveness of the registration statement (the “Second Closing”), the Company will sell to the Investor $8.5 million of Preferred Stock and warrants. The preferred stock issued in the Second Closing shall be convertible into common stock at the closing bid price of the common stock on the day of the Second Closing.

The warrants included in the units to be sold at the Initial Closing and the Second Closing will allow the Investor, for five years from the date of issuance, to purchase one share of common stock for every share it could acquire upon exercise of the securities received at such closing, exercisable at a price equal to a 30% premium to the consolidated closing bid price on the day prior to the Initial Closing and the Second Closing, as applicable. Investor may exercise such warrants by paying for the shares in cash, or on a cashless basis by exchanging such warrants for common stock using the Black-Scholes value, which is assumed to have a volatility of 135%. In the event that the Company’s common stock trades at a price 25% or more about the exercise price of the warrants for a period of 20 consecutive days (with average daily dollar volume at least equal to $1 million), the Company may call the warrants for cash.

In addition, the Investor shall also receive a second five-year warrant, exercisable for a period of 90 days, allowing it to purchase one share of common stock for every two shares it could acquire upon exercise of the securities received at such closing, under the same terms as the warrant listed above. All warrants issued to the Investor shall not be exercisable by the Investor if it results in the Investor owning more than 9.9% of the Company’s common stock. The warrants shall contain customary anti-dilution protection.

The Company will be required to file a registration statement (the “Registration Statement”) with the SEC within 20 days of the Initial Closing, registering the common stock underlying the (i) Preferred Stock to be issued in the Initial Closing and Second Closing and (ii) the warrants to be issued to the Investor. The Company shall pay a penalty of 2% per month for each month that the registration statement is not declared effective after 90 days, but such penalties such cease after six months, assuming the Investor is eligible to sell shares under Rule 144.

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The closing of the investment with the Investor is subject to several conditions, including the successful negotiation of transaction documents between the Company and the Investor, the Company being fully-reporting with the SEC, the Company’s common stock being listed on The NASDAQ Stock Market and the Company being in compliance with all listing requirements, the absence of events of default under any financial agreement other than those identified to the Investor; and other customary conditions for this type of transaction. In addition, the Second Closing is conditioned upon the Company having the Registration Statement effective with the SEC.

The Company will pay the Investor an expense reimbursement fee of 5% from the gross proceeds received at each closing. In addition, the Company is responsible for paying a non-refundable fee of $75,000 to the Investor’s legal counsel for the preparation of the investment documents. As well, the Investor shall have the right to participate on the same terms as other investors, up to 25% of the amount of any subsequent financing the Company enters into, for a period of one year from the Second Closing. Further, the Company shall be prohibited from issuing additional common stock or securities convertible into common stock for a period of 150 days from the later of the Initial Closing or the Second Closing, except for issuances pursuant to acquisitions, joint ventures, license arrangements, leasing arrangements, employee compensation and the like.

The securities to be offered have not been registered under the Securities Act of 1933, as amended, (the "Securities Act"), or any state securities laws, and unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Company plans to offer and issue the preferred stock only to accredited investors pursuant to Rule 506 promulgated under Regulation D of the Securities Act.

This press release is issued pursuant to Rule 135c of the Securities Act, and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the SEC, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

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Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ``expects,'' ``intends,'' ``plans,'' ``believes,'' ``anticipates,'' ``hopes,'' ``estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

AlexandrosMylonas, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

info@freeseas.gr

www.freeseas.gr